UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42892

Agencia Comercial Spirits Ltd

(Registrant’s Name)

No. 65, Ln. 114, Xishi Rd., Xi’an Vil., Fengyuan Dist.
Taichung City 42061, Taiwan (R.O.C.)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Information Contained in this Form 6-K Report

Interim Financial Statements

On December 22, 2025, Agencia Comercial Spirits Ltd issued unaudited interim financial statements as of June 30, 2025. Attached hereto and incorporated by reference herein are the following exhibits.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2025
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations
101.INS**	Inline XBRL Instance Document.
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agencia Comercial Spirits Ltd

Date: December 22, 2025	By:	/s/ Tsai Yi Yang
	Name:	Tsai Yi Yang
	Title:	Director and Chief Executive Officer

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